December 5, 2019

Christopher Schreiber
Executive Chairman
Akers Biosciences, Inc.
201 Grove Road
Thorofare, NJ 08086

       Re: Akers Biosciences, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 25, 2019
           File No. 001-36268

Dear Mr. Schreiber:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Sarah Williams, Esq.